FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated December 15, 2015

TRANSLATION

Autonomous City of Buenos Aires, December 15, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

RE: Agreement for the development of unconventional gas in the province of Neuquén – Exercise of the conversion option by Dow Argentina

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and in continuation of our prior communications dated March 26, 2013 and September 24, 2013 and the information in the Financial Statements of the Company as of September 30, 2015, please be advised that today PBB Polisur S.A. (hereinafter “Dow”) exercised conversion option pursuant to the Agreement, pursuant to which YPF has transferred 50% of its holdings in the El Orejano area, which comprises a total area of 45 km2 in the Province of Neuquén

In addition, the parties have formed a joint venture, in which Dow and YPF each hold 50%, for the exploration, evaluation, exploitation and development of hydrocarbons in the El Orejano area, which will become effective on January 1, 2016.

Today, the average daily production is 750,000 m3/day, with 19 productive wells. Beginning with this new phase, the parties have committed to an investment of approximately US$500 million for 2016.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 15, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer